Exhibit 6.10

LINE OF CREDIT AGREEMENT

by and among

Green Matter Holding Inc. and PSG Coastal Holdings LLC

as Line of Credit Lenders

and

Triangle Canna Corp. and Bar X Farms LLC

as Borrower

As of February 5, 2021

LINE OF CREDIT AGREEMENT

THIS LINE OF CREDIT AGREEMENT (“Agreement”) is made and entered into effective as of the 5th day of February, 2021 (the “Effective Date”) by and between GREEN MATTER HOLDING INC., a Nevada corporation (“Green Matter”) and PSG COASTAL HOLDINGS LLC, a California limited liability company (“PSG”; and together with Green Matter, the “Line of Credit Lenders”), and TRIANGLE CANNA CORP., a corporation organized under the laws of the State of Nevada (“Triangle), BAR X FARMS LLC, a California limited liability company (“Bar X”) and/or any corporate or other Person who is a successor-in-interest to Triangle and Bar X (collectively, with Triangle and Bar X, the “Borrower”). The Borrower and each of the Line of Credit Lenders are hereinafter sometimes individually referred to as a “Party” and collectively referred to as the “Parties.”

R E C I T A L S:

A. Triangle wishes to obtain from the Line of Credit Lenders a line of credit facility in an aggregate principal amount of up to One Million Two Hundred Thousand ($1,200,000) Dollars (the “Line of Credit”) for the purposes hereinafter described; and

B. The proceeds from “Advances” (hereinafter defined) to be made by the Line of Credit Lenders shall be used for working capital and other general corporate purposes as provided herein; and

C. WHEREAS, the Parties agree and acknowledge that this Line of Credit Agreement is separate from and unrelated to the Consultant’s investment in equity of the Borrower; and

D. WHEREAS, in full reliance on the representations made by the Parties in this Agreement and the Line of Credit Documents (as defined in this Agreement), the Line of Credit Lenders are willing to extend such financing to the Borrower upon the terms, covenants and conditions contained in this Agreement and in the Line of Credit Documents.

NOW, THEREFORE, in consideration of the mutual premises, covenants and agreements contained in this Agreement, the Borrower and Line of Credit Lenders mutually agree as follows:

ARTICLE I
DEFINITIONS

All capitalized terms, when used in this Agreement and not otherwise defined herein shall have the same meaning as they are defined in the Articles of Incorporation. Unless the context clearly indicates otherwise, certain terms used in this Agreement shall have the meanings set forth below:

“Affiliate” shall mean: (a) with respect to a corporation: (1) any executive officer or director thereof and any Person which is, directly or indirectly, the beneficial owner of more than 10% of any class of Common Stock or other equity security, or (2) any Person which, directly or indirectly, controls or is controlled by or is under common control with such corporation; and (b) with respect to a partnership, joint venture or limited liability company, any: (1) general partner, manager, managing member or other member holding more than 10% of any class of membership interest or other equity security, (2) general partner of a general partner, manager, managing member or other member holding more than 10% of any class of membership interest or other equity security, (3) partnership, joint venture or limited liability company with a common general partner, manager or managing member, or (4) co-venturer thereof, and if any general partner, manager, managing member or co-venturer is a limited liability company, any Person which is an Affiliate of such limited liability company. For purposes hereof, “controls” (which includes the correlative meanings of "controlled by" and "under common control with") means effective power, directly or indirectly, to direct or cause the direction of the management and policies of such Person.

“Articles of Incorporation” shall mean the articles of incorporation of Triangle and the certificate of incorporation or other formation documents of any corporate successor-in-interest to Triangle, by reason of any equity exchange, merger, reorganization or similar transaction.

“Borrower” shall mean the individual and collective reference to Triangle and any direct and indirect Subsidiary of Triangle that may hereafter be acquired or formed by Triangle, or any successor-in-interest to Triangle.

“Business” shall mean the construction and development of a cannabis cultivation and related facility on approximately 1,600 acres located in Lake County, California and the subsequent cultivation, sale and marketing of cannabis and related derivatives thereof in California and in other states where the purchase and sale of cannabis at such facility is permitted by applicable state law.

“Business Day” shall mean any day of the week other than Saturday, Sunday or other day that is recognized as a holiday in the State of California.

“Closing Date” shall mean the date of execution and delivery of this Agreement and the other Line of Credit Documents by the Line of Credit Lenders and the Borrower.

“Commitment Period” shall mean the period that shall commence on the Closing Date and which shall expire and terminate on the Maturity Date.

“Common Stock” shall mean the shares of common stock, $0.0001 par value per share, of Triangle and the common stock or common shares of any successor-in-interest to Triangle.

“Company” shall mean, as applicable, Triangle or any corporate successor-in-intertest to Triangle.

“Default” shall mean the occurrence of any event which, with the passage of time or the giving of notice, or both, or any other condition, would constitute an Event of Default.

“Dollars” shall mean the lawful currency of the United States of America.

“Event of Default” shall mean any of the events specified in Section 6.1 of this Agreement; provided, however, that any requirement for the giving of notice or the lapse of time, or both, or any other condition, has been satisfied.

“Federal Cannabis Laws” shall mean all U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, processing, production, manufacture, distribution, sale, use or possession of cannabis or related substances or products containing or relating to the same (including any derivate thereof, such as all cannabinoids and other compounds, and all cannabimimetic agents), including, without limitation, the United States federal Controlled Substances Act of 1970, as amended, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960, the regulations and rules promulgated under any of the foregoing and any law or regulation which may be violated as a result of or relating to any violation of any of the foregoing.

“Fiscal Year” shall mean the calendar year ending December 31st.

“GAAP” shall mean generally accepted accounting principles in effect in the United States of America applied on a consistent basis.

“Governmental Authority” shall mean the government of the United States, any state, province or political subdivision thereof, any other foreign country, any multi-national organization or body and any entity exercising executive, judicial, legislative, police, taxing, regulatory or administrative authority or power of any nature.

“Initial Advance” shall mean $848,645, representing advances made in equal $424,322.50 amounts by Green Matter and PSG referred to in Section 2.3(f) below.

“Intellectual Property” shall mean with respect to the Business (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

“Lien” shall mean any lien, mortgage, security interest, collateral assignment, pledge, assignment, charge, title retention agreement, or encumbrance of any kind, and any other right of or arrangement with any creditor (whether based on common law, constitutional provision, statute or contract) to have its claim satisfied out of any property or assets, or their proceeds, before the claims of general creditors of the owner of the property or assets.

“Line of Credit” shall mean the financing provided by Line of Credit Lenders under the terms of this Agreement.

“Line of Credit Documents” shall mean this Agreement and the Triangle Notes, as defined below.

“Material Adverse Effect” shall mean a material adverse effect on (a) the business, operations, property, assets or financial condition of the Borrower, (b) the ability of the Borrower to perform its obligations, when such obligations are required to be performed, under this Agreement or any other Line of Credit Document or (c) the validity or enforceability of this Agreement or any of the other Line of Credit Documents.

“Maturity Date” shall mean December 31, 2023.

“Maximum Commitment” shall have the meanings set forth in Section 2.1.

“Minimum Advance” shall have the meaning as that term is defined in Section 2.3(a).

“Month” shall mean a calendar month.

“Obligations” shall mean, collectively, all of the obligations, indebtedness and liabilities, whenever arising, including principal, interest, fees, costs, charges, expenses, professional fees, reimbursements, all sums chargeable to Borrower or for which Borrower is liable to the Line of Credit Lenders and whether or not evidenced by a Line of Credit Note or other instrument or agreement, and other amounts (including, but not limited to, any interest accruing after the occurrence of a filing of a petition of bankruptcy under the Bankruptcy Code) under the Line of Credit Documents.

“Qualified Financing” shall mean any one or more of the following financings which shall be approved and determined solely by the board of directors of Triangle and by both of Green Matter and PSG and which shall result, by a date which shall be not later than December 31, 2021, in minimum aggregate gross proceeds to the Borrower of not less than $5,000,000: (a) the consummation of a private offering of securities of Triangle (the “Private Placement”) pursuant to a private placement under Rule 506(b) or Rule 506(c) promulgated under the Securities Act of 1933, as amended, (b) consummation of a public offering of not more than $75,000,000 of securities of Triangle through the filing of a Regulation A Form 1-A offering statement which shall be approved by the United States Securities and Exchange Commission (“SEC”), or (c) consummation of a firm commitment underwritten initial public offering pursuant to a Form S-1 registration statement declared effective by the SEC (either event in clauses (b) and (c) a “Public Offering”).

“Person” shall mean and includes any entity or individual, including a natural individual, a partnership, a limited partnership, a limited liability company, a limited liability company, a trust, an unincorporated association, a joint venture or any other entity or a government or any agency or political subdivision thereof.

“Permitted Liens” shall mean (a) any Lien for taxes or other governmental charges, assessments or levies that are not yet due and payable, (b) any statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Lien, in each case arising or incurred in the ordinary course of business, the existence of which does not, and could not reasonably be expected to, materially impair the marketability, value or use and enjoyment of the asset subject to such Lien, (c) any condition, easement or reservation of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property and the existence of which does not, and could not reasonably be expected to, materially or adversely impair the marketability, value or use and enjoyment of such real property, and (d) any Lien imposed pursuant to any of the Line of Credit Documents..

“Subsidiary” shall mean, as to any Person, a corporation, limited liability company, partnership, limited partnership, limited liability company or other entity of which Common Stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, limited liability company, partnership, limited partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to any new Subsidiary or Subsidiaries of the Borrower.

“Tax” shall mean all present and future taxes, levies, imposts, withholdings, duties, charges or fees of any nature whatsoever including without limitation any customs, franchise, transfer, sales, use, business, occupation, excise, personal property, real property, stamp, gross income, fuel, leasing, occupational, value added, turnover, excess profits, gross receipts, gross profits, registration, license, limited liability company, capital gains, export, custom, import, net income, taxes (or any other amount corresponding to any of the foregoing) now or hereafter imposed, levied, collected, withheld or assessed by any national, foreign, regional or local taxing or fiscal authority or agency, together with any penalties, additions to tax, fines or interest thereon, and any assessments in respect of any of the foregoing, and Tax and Taxation shall be construed accordingly.

“Termination Date” shall mean the earliest date upon which a Termination Event shall occur.

“Termination Event” shall mean the first to occur of (a) the prepayment in full of the Line of Credit Notes, (b) the Maturity Date, or (c) the date on which any Event of Default shall occur and be continuing.

“Transaction Documents” shall mean (i) the Line of Credit Documents, and (ii) the Triangle Stockholders Agreement.

“Triangle Stockholders Agreement” shall mean the stockholders agreement between each of the Line of Credit Lenders (in their capacities as holders of Triangle Common Stock) and Triangle in form and content mutually acceptable to the Parties hereto and thereto.

“Triangle Notes” shall mean the unsecured promissory notes to be executed by the Borrower as of the date hereof, and delivered to each of the Line of Credit Lenders, all in the form of Exhibit 1 annexed hereto and made a part hereof

1.2 Other Definitional Provisions.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented, amended and restated or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, (g) whenever the context shall require, the plural shall include the singular, the whole shall include any part thereof, and any gender shall include both other genders, and (h) except as expressly provided therein, all terms defined in this Agreement shall have the defined meanings when used in any other Line of Credit Document or any certificate or other document made or delivered pursuant hereto.

ARTICLE II
AMOUNT AND TERMS OF LINE OF CREDIT

2.1 Line of Credit. On the Closing Date and until the Termination Date, the Line of Credit Lenders shall provide the Borrower with a Line of Credit in such amount that shall not exceed the maximum aggregate amount of ONE MILLION TWO HUNDRED THOUSAND DOLLARS ($1,200,000) (the “Maximum Commitment”), pursuant to Advances that may be extended from time to time pursuant to Section 2.3 hereof. All Obligations then outstanding under this Agreement shall be immediately due and payable on the Termination Date.

2.2 Interest. All Advances made under this Agreement shall bear interest at the rate of eight percent (8.00%) per annum (the “Interest Rate”). Such Interest shall be: (i) calculated on the aggregate outstanding principal amount of the Advances commencing upon the Closing Date (“Interest Commencement Date”) and accruing daily at the Interest Rate on the aggregate outstanding principal amount of Advances outstanding from time to time, computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months; and (ii) payable on the Termination Date.

2.3 Advances; Use of Proceeds. All funds to be advanced by the Line of Credit Lenders to the Borrower under this Agreement (each an “Advance” and collectively, the “Advances”) shall be made by the Line of Credit Lenders to the Borrower under the following conditions:

(a) Advance Requests. Subject at all times to the provisions of Section 2.3(b) and Section 2.3(d) below, all Advances under this Agreement shall be made to the Borrower not later than ten (10) days after a written request for an Advance from the Borrower to the Line of Credit Lenders (each an “Advance Request”). Each Advance Request shall be signed by an executive officer of Triangle. Unless otherwise agreed the Line of Credit Lenders, no Advance Request shall be for less than $50,000 (the “Minimum Advance”).

(b) Initial Advance. On the Closing Date, the Line of Credit Lenders may make the Initial Advance by wire transfer of immediately available funds to the bank account designated by Triangle.

(c) Use of Proceeds. The Advances under this Agreement shall be used by Triangle for general corporate purposes and working capital, including providing funds to finance the costs associated the leasing, licensing, permitting and construction of the cultivation facility and the costs associated with obtaining a Qualified Financing, including professional fees, payment of expenses and fees of bankers and potential investors and filing fees.

(d) No Defaults. Unless otherwise agreed by Line of Credit Lenders, no Advance shall be required to be made at any time that an Event of Default under this Agreement shall have occurred and is continuing.

(e) Maximum Commitment. Subject to Optional Repayment, set forth in Section 2.6 below, the outstanding principal amount of all Advances then outstanding hereunder shall not exceed the Maximum Commitment.

(f) Allocation of Advances. The amount of each Advance to be made on any one or more occasions by each of the Line of Credit Lenders shall be funded as follows:

(i)	PSG – 50% of each Advance, up to maximum Advances of $600,000; and

(ii)	Green Matter – 50% of each Advance, up to maximum Advances of $600,000.

Notwithstanding the foregoing, the first $848,645 of Advances which would otherwise be required to be funded by PSG and Green Matter shall be deemed to have been satisfied by the transfer on January 8, 2021 of $424,322.50 by PSG and $424,322.50 by Green Matter on their behalf by or on behalf of Lake County Natural Health, LLC.

(g) Advances Unsecured. All Advances under this Agreement are unsecured debt obligations of the Company without collateral.

2.4 Documents.

(a) On the Closing Date, the Borrower shall execute and deliver to each of the Line of Credit Lenders this Agreement and a Triangle Note;

(b) On a date which shall be not later than thirty (30) days after the Closing Date, Triangle and the Line of Credit Lenders shall have executed the Triangle Stockholders Agreement.

2.5 Repayment. Subject to the provisions of Section 2.6 below, Advances may be borrowed, repaid and reborrowed during the Commitment Period. The principal amount of all Advances shall be due and payable in full on the Maturity Date or earlier Termination Date. The Borrower covenants and agrees to pay all Advances in accordance with the terms of this Agreement. In addition, in the event that, at any time, the outstanding principal amount of all Advances then outstanding shall exceed the Maximum Commitment, the Borrower shall immediately pay such amount to the Line of Credit Lenders to bring the Borrower in compliance with the Maximum Commitment provided in Section 2.1.

2.6 Optional Prepayment. The Borrower may prepay all or any portion of the Triangle Notes upon giving not less than two (2) days prior written notice to the Line of Credit Lenders (a “Prepayment Notice”). Any such prepayment (an “Optional Prepayment”) shall be without payment of any premium or penalty. Any permitted Optional Prepayment shall be applied first to accrued and unpaid interest and then to the Principal Amount of outstanding Advances under this Agreement and the Triangle Notes, and shall be paid in proportion to the amount of then-outstanding Advances having been made by each of the Line of Credit Lenders as of the date of such Optional Prepayment.

2.7 Mandatory Prepayment. In the event that a Qualified Financing shall occur prior to the Termination Date, the Line of Credit Lenders shall have the right to demand that Triangle pre-pay the Triangle Notes in whole or in part.

2.8 Termination of Agreement. Upon the occurrence of any one or more Termination Events, this Agreement and any obligations of the Line of Credit Lenders each of the Line of Credit Lenders hereunder shall immediately terminate.

ARTICLE III
ADDITIONAL AGREEMENTS OF THE PARTIES

3.1 Conditions Precedent to Disbursement at Closing. On or prior to the Closing Date, and as a condition precedent to the disbursement of the Initial Advance, all of the conditions set forth below must be satisfied, unless such condition(s) shall be waived by a majority of the Line of Credit Lenders.

(a) Officer’s Certificate. The Borrower shall deliver to Line of Credit Lenders a certificate of an executive officer of Triangle, in substantially the form attached hereto as Exhibit 2, attaching: (1) a copy of its Articles and bylaws, together with any and all amendments thereto, then in effect, and (2) a resolution or resolutions authorizing it to enter into the transactions contemplated by the Line of Credit Documents and designating and authorizing the Person or Persons executing the Line of Credit Documents on behalf of the Borrower to execute and deliver the same.

(b) Line of Credit Documents. As provided in Section 2.4, the Borrower shall execute and deliver to the Line of Credit Lenders, a counterpart of all Transaction Documents in favor of each of the Line of Credit Lenders.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

A. Triangle hereby represents and warrants to the Line of Credit Lenders as follows:

4.1 Organization and Qualification. Triangle is a corporation duly organized and validly existing in good standing under the laws of the State of Nevada and Triangle has the requisite power and authority to own its properties and to carry on its Business as now being conducted. Triangle is duly qualified to do business and is in good standing in the State of California, which is the only jurisdiction in which the ownership of its property or the nature of the business conducted by it makes such qualification necessary.

4.2 Authorization; Enforcement; Compliance with Other Instruments. Triangle has the requisite power and authority to execute the Transaction Documents, to issue the Triangle Notes pursuant hereto, and to perform its obligations under the Transaction Documents. The execution and delivery of the Transaction Documents by Triangle and the issuance and issuance of the Triangle Notes have been duly and validly authorized by Triangle and, to the knowledge of Triangle, no further consent or authorization is required by Triangle, or any other Person in connection therewith. The Transaction Documents have been duly and validly executed and delivered by Triangle and constitute valid and binding obligations of Triangle, enforceable against Triangle in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

4.3 No Conflicts. The execution, delivery and performance of the Transaction Documents by Triangle and the issuance and sale of the Triangle Notes will not (a) conflict with or result in a violation of the Articles of Incorporation or Bylaws of Triangle, or (b) to the knowledge of Triangle, conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement to which Triangle is a party. No approval or authorization will be required from any Governmental Authority or agency, regulatory or self-regulatory agency or other third party in connection with the execution and delivery of this Agreement, the issuance of the Triangle Notes and the other transactions contemplated by this Agreement.

4.4 Litigation and Regulatory Proceedings. There are no material actions, causes of action, suits, claims, proceedings, inquiries or investigations (collectively, “Proceedings”) before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of Triangle, threatened against or affecting Triangle, the issued and outstanding Common Stock, or any of Triangle’s executive officers in their capacities as such and, to the knowledge of Triangle there is no reason to believe that there is any basis for any such Proceeding.

4.5 Compliance with Law. Triangle has conducted and is conducting its Business in compliance in all material respects with all applicable laws, except (a) if arising or derived from or related to any violation of any Federal Cannabis Laws, or (b) where non-compliance would not individually or in the aggregate have a Material Adverse Effect.

4.6 Intellectual Property Rights. At the Closing, Triangle owns or possesses the right to use all of the Intellectual Property necessary to conduct the Business as now conducted. To the knowledge of Triangle, neither Triangle nor any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property of any other Person. No claim has been asserted, and no Proceeding is pending, against Triangle or any Subsidiaries alleging that Triangle or such Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any other Person, and, to Triangle’s knowledge, no such claim or Proceeding is threatened, and Triangle is not aware of any facts or circumstances which would reasonably be anticipated to give rise to any such claim or Proceeding. Triangle and its Subsidiaries have each taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of its Intellectual Property.

4.7 Title to Assets. Triangle and its Subsidiaires have good and marketable title to all personal property owned by them which is material to the Business. Any real property and facilities held under lease by Triangle or its Subsidiries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by Triangle or such Subsidiaries.

4.8 No Materially Adverse Contracts, Etc. Neither Triangle nor any of its Subsidiaries is (a) subject to any charter, corporate or other legal restriction, or any judgment, decree or order which in the judgment of Triangle has or is expected in the future to have a Material Adverse Effect or (b) a party to any contract or agreement which in the judgment of Triangle’s management has or would reasonably be anticipated to have a Material Adverse Effect.

4.9 No Brokers’, Finders’ or Other Advisory Fees or Commissions. No brokers, finders or other similar advisory fees or commissions will be payable by Triangle or by any of their respective agents with respect to the issuance of the Triangle Notes or any of the other transactions contemplated by this Agreement.

B. The Line of Credit Lenders each hereby severally (not jointly and severally) represents and warrants to Triangle as follows:

4.11 Organization and Qualification. Such Line of Credit Lender is a corporation or a limited liability company duly organized and validly existing in good standing under the laws of the State of its formation. Such Line of Credit Lenders has the requisite power and authority to own its properties and to carry on its business as now being conducted. To the best of its knowledge, each such Line of Credit Lender is duly qualified to do business and is in good standing in every jurisdiction in which the ownership of its property or the nature of the business conducted by it makes such qualification necessary.

4.12 Authorization; Enforcement; Compliance with Other Instruments. Such Line of Credit Lender has the requisite power and authority to execute the Transaction Documents, and to perform its obligations under the Transaction Documents. The execution and delivery of the Transaction Documents by such Line of Credit Lenders has been duly and validly authorized and no further consent or authorization is required in connection therewith. The Transaction Documents have been duly and validly executed and delivered by such Line of Credit Lender and constitute valid and binding obligations of such Line of Credit Lender, enforceable in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

4.13 No Conflicts. The execution, delivery and performance of this Agreement by such Line of Credit Lender will not (a) conflict with or result in a violation of the operating agreement or articles of incorporation and bylaws of such Linder of Credit Lenders, or (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement to which such Line of Credit Lenders is a party. No approval or authorization will be required from any Governmental Authority or agency, regulatory or self-regulatory agency or other third party in connection with the execution and delivery of this Agreement and the other transactions contemplated by this Agreement.

ARTICLE V
COVENANTS

For so long as any principal amount and accrued Interest in respect of the Advances under this Agreement remains outstanding, the Borrower covenants and agrees with the Line of Credit Lenders as follows:

5.1 Use of Proceeds. The Borrower shall use the proceeds of the Line of Credit only in a manner provided in Section 2.3(c) hereto.

5.2 Information. The Borrower shall furnish to Line of Credit Lenders with reasonable promptness such data and information, financial and otherwise, concerning the Borrower as from time to time may reasonably be requested by Line of Credit Lenders for purposes of administering compliance with the Line of Credit Documents.

5.3 Financial Information. The Borrower shall furnish to the Line of Credit Lenders:

(a) Annual Financial Statements. As soon as available and in any event no later than ninety (90) days after the end of each Fiscal Year of Borrower (including the Fiscal Year ended December 31, 2020, if required by applicable regulations of the U.S. Securities and Exchange Commission (the “SEC”) to be filed with the SEC), a copy of the audited balance sheet of Borrower as of the end of such Fiscal Year and the related audited consolidated statements of income and retained earnings and of cash flows of the Borrower for such year, setting forth in each case in comparative form the figures for the previous year; and

(b) Quarterly Financial Statements. As soon as available and in any event no later than forty-five (45) days after the end of each of the first three (3) fiscal quarters of the Borrower, if required by applicable regulations of the SEC to be filed with the SEC, a copy of the unaudited consolidated balance sheet of the Borrower as of the end of such period and related unaudited consolidated statements of income and retained earnings and of cash flows for the Borrower for such quarterly period and for the portion of the Fiscal Year ending with such period, in each case setting forth in comparative form consolidated figures for the corresponding period or periods of the preceding Fiscal Year.

All such financial statements shall be complete and correct in all material respects (subject, in the case of interim unaudited statements, to the absence of footnotes required under GAAP and normal recurring year-end audit adjustments) and to be prepared in reasonable detail.

Notwithstanding the foregoing, financial statements and reports required to be delivered pursuant to the foregoing provisions of this Section may be delivered electronically and if so, shall be deemed to have been delivered on the date on which the Line of Credit Lenders receives such reports from the Borrower through electronic mail or is filed by the Borrower with the SEC.

5.4 Compliance with Laws. The Borrower shall comply with all local, state and federal laws, except (a) if arising or derived from or related to any violation of any Federal Cannabis Laws, or (b) where non-compliance could not reasonably be expected to constitute a Material Adverse Effect.

5.5 Additional Negative Covenants. Except as provided in the Transaction Documents, the Borrower shall not, without the prior written consent of Line of Credit Lenders Representative, do any of the following:

(a) (i) liquidate, dissolve or wind-up the Business and affairs of the Borrower or consent to the foregoing;

(b) Amend, alter or repeal any provision of the Transaction Documents; or

(c) Change the nature of the Business of the Borrower.

5.6 Payment of Taxes and Other Obligations. The Borrower shall pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, subject, where applicable, to specified grace periods, (a) all of its taxes (Federal, state, provincial, territorial, local and any other taxes), (b) all of its other obligations and liabilities that would have a Material Adverse Effect, and (c) any additional costs that are imposed as a result of any failure to so pay, discharge or otherwise satisfy such taxes, obligations and liabilities, except when the amount or validity of any such taxes, obligations and liabilities is currently being contested in good faith by appropriate proceedings and reserves, if applicable, in conformity with GAAP with respect thereto have been provided on the books of the Borrower.

5.7 Notices. The Borrower shall give notice in writing to each of the Line of Credit Lenders:

(a) promptly, but in any event within two (2) Business Days, after the Borrower has knowledge of the occurrence of any Default or Event of Default;

(b) promptly, of any default or event of default under any contractual obligation of the Borrower which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or involve a monetary claim in excess of $150,000;

(c) promptly, of any litigation, or any investigation or proceeding known or threatened to the Borrower (i) affecting the Borrower which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or involve a monetary claim in excess of $150,000 or involving injunctions or requesting injunctive relief by or against the Borrower, (ii) materially affecting this Agreement or any other Line of Credit Document, or (iii) by any Governmental Authority relating to the Borrower thereof and alleging fraud, deception or willful misconduct by such Person;

(d) of any labor dispute that has resulted in, or threatens to result in, a strike or other work action against any Borrower which could reasonably be expected to have a Material Adverse Effect;

(e) of any attachment, judgment, Lien, levy or order that may be assessed against or threatened against the Borrower other than Permitted Liens; and

(g) promptly, of any other development or event which could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section shall be accompanied by a statement of an authorized officer describing in reasonable detail the occurrence referred to therein and stating what action the Borrower proposes to take with respect thereto. In the case of any notice of a Default or Event of Default, the Borrower shall specify that such notice is a Default or Event of Default notice on the face thereof. Notwithstanding the foregoing, inadvertent failure to notify the Line of Credit Lenders under this Section 5.7 shall not be an Event of Default or otherwise constitute a breach hereof, unless such failure to notify (i) is willful or deliberate, or (ii) shall have a Material Adverse Effect on the Borrower or the Line of Credit Lenders.

ARTICLE VI
EVENTS OF DEFAULT; TERMINATION EVENT; REMEDIES

6.1 Events of Default. The occurrence and continuation of any of the following events shall constitute an Event of Default under this Agreement and the Line of Credit Documents without the requirement of notice from the Line of Credit Lenders to the Borrower:

(a) Nonpayment. The failure of the Borrower to pay, when due or upon a Termination Event, any or all of the principal amount of, or accrued Interest at the applicable interest rate on, all outstanding Advances, whether on the Maturity Date or otherwise, or any other Obligations of the Borrower under this Agreement or any of the Line of Credit Documents, which if capable of cure, shall be cured within five (5) Business Days or such greater period, if the default by its nature cannot be cured within five (5) Business Days and the Borrower shall have diligently commenced the curing of such default and is diligently pursuing the same to completion.

(b) Material Adverse Effect. The occurrence and continuation of a Material Adverse Effect with respect to the Borrower which is not cured to the Line of Credit Lenders’ reasonable satisfaction within ten (10) Business Days after written notice to the Borrower.

(c) Breach of Representation, Warranty or Covenants. The Borrower shall materially breach any material representation or warranty made under this Agreement or shall breach or violate any of the covenants set forth in Article V above and shall not cure such breach or violation (if capable of cure) with twenty (20) Business Days after their incurrence.

(d) Bankruptcy or Insolvency. The occurrence and continuance of any voluntary or involuntary bankruptcy event with respect to the Borrower, including: the filing by it of a petition in bankruptcy or for reorganization or for an arrangement under any bankruptcy or insolvency law or for a receiver or trustee for any of their respective properties; an assignment by it for the benefit of creditors or an admission by any of them, in writing, of an inability to pay its debts as they become due; or the entry of a judgment of insolvency against it by any state, provincial or federal court of competent jurisdiction.

(e) Transaction Documents. If any of the Transaction Documents cease for any reason to be enforceable in full force and effect in accordance with its terms at any time, with or without the Line of Credit Lenders being notified thereof.

6.2 Election of Remedies. Upon the occurrence of any of the Events of Default set forth in Section 6.1 of this Agreement and the Line of Credit Documents, at the election of a majority of the Line of Credit Lenders, such Line of Credit Lenders may exercise such rights and take the following actions to: (i) accelerate all Obligations owed by the Borrower to the Line of Credit Lenders and declare all outstanding Advances, accrued Interest and other Obligations then owing by the Borrower under the Line of Credit Documents to be immediately due and payable; (ii) exercise any remedy provided for in the Line of Credit Documents; (iii) terminate any obligations under this Agreement or the other Line of Credit Documents to extend additional Advances under this Line of Credit Agreement; or (iv) exercise any other right or remedy available to Line of Credit Lenders pursuant to any Line of Credit Document, or as provided at law or in equity.

6.3 No Remedy Exclusive. No remedy conferred upon or reserved to Line of Credit Lenders under this Agreement shall be exclusive of any other available remedy or remedies, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given under this Agreement, the Transaction Documents and the Line of Credit Documents, or now or hereafter existing at law or in equity or by statute. No delay or failure to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right and power may be exercised from time to time and as often as may be deemed expedient.

6.4 Termination Events. The occurrence of any of the following events shall constitute a Termination Event which shall entitle the Line of Credit Lenders to terminate this Agreement and, if applicable, seek repayment of all then outstanding Advances and accrued interest thereon:

(a) prepayment of all outstanding Advances and all accrued interest thereon;

(b) the occurrence and continuation of an Event of Default which shall not be timely cured; or

(c) the Maturity Date.

ARTICLE VII

MISCELLANEOUS

7.1 Non-Waiver. No disbursement of the proceeds of the Line of Credit shall constitute a waiver of any covenant or condition to be performed by the Borrower. In the event the Borrower is unable to satisfy any such covenant or condition, the Line of Credit Lenders shall not be precluded from thereafter declaring such failure to be an Event of Default.

7.2 Derivative Rights. Any obligations of Line of Credit Lenders to make disbursements hereunder is imposed solely and exclusively for the benefit of the Borrower and no other Person shall, under any circumstances, be deemed to be a beneficiary of such condition, nor shall any derivative claim or action against Line of Credit Lenders.

7.3 Amendments. Neither this Agreement nor any provisions hereof may be changed, waived, discharged or terminated orally and may only be modified or amended by an instrument in writing, signed by each of the Line of Credit Lenders and the Borrower.

7.4 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Borrower, the Line of Credit Lenders and Line of Credit Lenders’ respective successors and assigns.

7.5 Waivers. The failure by the Line of Credit Lenders or the Borrower at any time or times hereafter to require strict performance by the other of any of the undertakings, agreements or covenants contained in this Agreement shall not waive, affect or diminish any right of the Borrower or Line of Credit Lenders hereunder to demand strict compliance and performance therewith. Any waiver by Line of Credit Lenders of any Event of Default under this Agreement shall not waive or affect any other Event of Default hereunder, whether such Event of Default is prior or subsequent thereto and whether of the same or a different type. None of the undertakings, agreements or covenants of the Borrower and Line of Credit Lenders under this Agreement shall be deemed to have been waived unless such waiver is evidenced by an instrument in writing signed by the party to be charged specifying such waiver.

7.6 Survival. This Agreement shall survive the disbursement of the proceeds of the Line of Credit, and each and every one of the obligations and undertakings of the Borrower and Line of Credit Lenders contained herein shall be continuing obligations and undertakings and shall not cease and terminate until all amounts which may accrue pursuant to this Agreement or any of the Line of Credit Documents shall have been fully paid and all obligations and undertakings of the Borrower shall have been fully discharged.

7.7 Assignment and Notices.

(a) The Borrower may not assign, in whole or in part, any of its rights or Obligations under this Agreement, the Line of Credit Documents or any other agreement or commitment (in addition to this Agreement and the Line of Credit Documents) in existence between Line of Credit Lenders on one hand, and the Borrower, on the other hand, without the prior written consent of the Line of Credit Lenders.

(b) The Line of Credit Lenders may not assign this Agreement, except to any Affiliate. Except as otherwise provided in this Agreement or in any Line of Credit Documents, whenever the Line of Credit Lenders or the Borrower desire to give or serve any notice, demand, request or other communication with respect to this Agreement or any other Line of Credit Documents, each such notice shall be in writing and shall be effective only if the notice is delivered by personal service, by nationally-recognized overnight courier , by electronic mail or by facsimile. Any notice delivered personally or by courier shall be deemed to have been given when delivered. Any notice sent by electronic mail or facsimile (confirmed orally by telephone or by another permitted method of notice hereunder) shall be presumed to have been received on the date transmitted. Any party may change its address by giving notice to the other party of its new address in the manner provided above.

7.8 Severability. If any term or provision of this Agreement shall, to any extent, be determined by a court of competent jurisdiction to be void, voidable or unenforceable, such void, voidable or unenforceable term or provision shall not affect any other term or provision of this Agreement.

7.9 Actions. The Line of Credit Lenders shall have the right, but not the obligation, to commence, appear in and defend any action or proceeding which might affect the Line of Credit Lenders’ rights, duties or liabilities relating to the Line of Credit or this Agreement.

7.10 Interpretation. The article and section headings contained in this Agreement are for purposes of reference only and shall not limit, expand or otherwise affect the construction of any provisions hereof.

7.11 Governing Law. This Agreement and all matters relating hereto shall be governed by, construed and interpreted in accordance with the laws of the State of California without giving effect to principles of conflicts of laws.

7.12 Conflicts. The provisions of this Agreement are not intended to be superseded by the provisions of the Line of Credit Documents executed in conjunction with this Agreement but shall be construed as supplemental thereto. In the event of any inconsistency between the provisions hereof and the Line of Credit Documents, it is intended that this Agreement shall control.

7.13 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall be deemed an original, but all such counterparts taken together shall constitute only one instrument. This Agreement and all Line of Credit Documents may be executed by facsimile signatures and delivered electronically in pdf or other reasonably acceptable format, each of which shall be given the same legal weight as though they were original signatures

7.14 Attorney Fees. The Borrower and Line of Credit Lenders agree that should either of them default in any of the covenants or agreements contained in this Agreement or the Line of Credit Documents, the defaulting party shall pay all costs and expenses, including reasonable attorney fees and costs, incurred by the non-defaulting party to protect its rights hereunder, regardless of whether an action is commenced or prosecuted to judgment.

7.15 Resolution of Disputes. Any matter in dispute which cannot be resolved by the Parties shall be resolved by arbitration before a retired judge conducted under the rules of the JAMs Dispute Resolution, located in Los Angeles, giving due regard to the desire of the Parties to have their dispute resolved as quickly and cost effectively as possible. Any award, order, or judgment made pursuant to such arbitration shall be deemed final and binding upon the Parties, and may be entered in state or federal court in Los Angeles, California and/or Las Vegas, Nevada. The Parties agree to submit to the jurisdiction of said courts for purposes of the enforcement of the award, order or judgment. The Parties agree that the arbitration shall be held before a single arbitrator, who shall be selected by mutual agreement. In the event the Parties are unable to agree on the appointment of an arbitrator within seven (7) days of the request by any party that an arbitrator be appointed, any party may JAMs Dispute Resolution shall appoint the arbitrator. The arbitrator shall be compensated at an hourly rate which will be set by the arbitrator as soon as practicable after he is selected. The Parties shall submit their claims and responses according to procedures established by the arbitrator. Each party shall pay all of its own expenses and shall split evenly the fees and expenses of the arbitrator. The Parties anticipate that all hearings and other proceedings will be conducted without administrative charge at the offices of the arbitrator. The United States Arbitration Act shall govern the interpretation, enforcement, and proceedings pursuant hereto. Notwithstanding any provision hereof, any applicable law or public policy considerations, including without limitation any possible illegality or unenforceability of this Agreement or any portion hereof due to the subject matter hereof, the arbitrators shall interpret this Agreement giving full effect to the terms and provisions hereof. Notwithstanding the foregoing, the substantially prevailing Party or Parties in the arbitration and any court proceedings to enforce the award (including all appeals) shall be entitled to an award of its actual costs and fees, including its share of the arbitrator(s)’ fees and expenses and its reasonable attorney fees, in the arbitration and in any award enforcement trial or appellate court proceedings.

7.16 Final Expression. THIS AGREEMENT AND THE LINE OF CREDIT DOCUMENTS ARE THE FINAL EXPRESSION OF THE AGREEMENT AND UNDERSTANDING OF LINE OF CREDIT LENDERS WITH RESPECT TO THE LINE OF CREDIT AND MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY ALLEGED ORAL AGREEMENT.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

LINE OF CREDIT LENDERS:

GREEN MATTER HOLDING INC.

By:	/s/ Jedediah Morris
Name:	Jedediah Morris
Title:	Manager

PSG COASTAL HOLDINGS LLC

By:	/s/ Kiran Sidhu
Name:	Kiran Sidhu
Title:	CEO

BORROWER:

TRIANGLE CANNA CORP.

By:	/s/ Jedediah Morris
Name:	Jedediah Morris
Title:	CEO

BAR X FARMS LLC

By: Triangle Canna Corp., sole member

By:	/s/ Jedediah Morris
Jed Morris
CEO